SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

02060109

82-8362

November 20, 2002

L1004-14/4

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

02 DEC -2

REFERENCE: 82 - 8362
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. Interim Report for the three months ended September 30, 2002 (three copies).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362.**

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Enclosure(s)

L1004.14.SECfiling

82-8362

Synex International Inc.

First Quarter Report

For three months ended September 30, 2002

2003

REPORT FROM THE PRESIDENT

Revenue for the first quarter of fiscal 2003 was $1,048,759 as compared to $856,611 for the corresponding period in the previous year while net income after tax increased to $78,007 from $4,090. The earnings per share in the first quarter was $0.01 as compared to $0.00 for the previous year.

Synex Energy Resources Ltd.

Revenue for the first quarter decreased to $96,613 from $100,590 for the previous year with a segment operating profit of $13,118 as compared to a profit of $10,821 in the corresponding period in the previous year.

Synex Energy has a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. During the quarter, the energy division commenced foreclosure proceedings on the properties of Wolverine and also provided proposals to purchase all of the shares of Wolverine. Subsequent to the end of the quarter, Synex Energy and New World executed a Stock Purchase Agreement which is scheduled to close on or before December 31, 2002. The Agreement is subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine.

During the first quarter, work continued on three projects to be located on Vancouver Island British Columbia; the Kyuquot powerline connection, a 4 MW hydroelectric project on Mears Creek and a 3 MW hydroelectric project on McKelvie Creek. The powerline for the Kyuquot utility is progressing slowly as the First Nation is attempting to secure grants in order to lower the expected cost of electricity. The turbine/generator was ordered in September 2002 for the Mears Project for delivery by September 30, 2003 and project completion is scheduled for January 15, 2004. Synex Energy is assessing the overall financial viability of the McKelvie Project with a scheduled completion date of September 15, 2004.

During July 2002, Synex Energy received an additional 482,949 shares of Coast Mountain Power Corporation, a public company trading on the TSE Venture Exchange (symbol MW), in respect of its founding shareholder agreement and as at September 2002 held 950,898 shares. Coast Mountain is progressing on the proposed development of a 100 MW hydroelectric plant in Northern British Columbia.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments, mainly in respect of hydroelectric opportunities in British Columbia for the energy division and others. Revenue from external customers was $244,979 as compared to $133,674 in the previous year and segment operating profit increased to $39,355 from $25,490.

Synex Systems Corporation.

Revenue for the first quarter of fiscal 2003 was $703,710 an increase of 14% from the previous year. The segment operating profit increased to $108,591 from $38,824 in the corresponding period in the previous year. During the first quarter, an agreement was reached covering the purchase of the shares of Synex Systems by Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts receivable. The amounts of this transaction will be reflected in the next quarterly financial statements for Synex International Inc.

OUTLOOK

The Company is proceeding with the development of a number of energy prospects, primarily involving hydroelectric plants, and the proceeds from the sale of the software division are expected to fund a significant portion of the equity for the planned projects as well as providing general working capital.

Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		September 30 2002	September 30 2001
Assets			
Current			
Cash and cash equivalents	$	**307,825**	483,425
Accounts receivable		**1,461,805**	1,279,178
Prepaid expenses		**43,190**	80,697
		1,812,820	1,843,300
Loan receivable		**1,520,620**	1,484,653
Capital assets		**213,074**	222,167
Future income taxes		**186,086**	110,422
Other assets		**672,940**	341,763
	$	**4,405,540**	4,002,305
Liabilities			
Current			
Accounts payable and accrued liabilities	$	**418,190**	532,460
		418,190	532,460
Shareholders' equity			
Capital stock		**4,715,140**	4,797,835
Deficit		**(727,790)**	(1,327,990)
		3,987,350	3,469,845
	$	**4,405,540**	4,002,305

Approved by the Directors

Alan W. Stephens
Director

Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Deficit

(unaudited)

		Three months ended September 30	
		2002	2001
Revenue	$	**1,048,759**	856,611
Expenses			
Amortization		**19,651**	21,426
Selling, general and administrative		**924,501**	833,441
		944,152	854,867
Income before provision for income taxes		**104,607**	1,744
Provision for income taxes		**26,600**	(2,346)
Net income for the period		**78,007**	4,090
Deficit at beginning of period		**(805,797)**	(1,332,080)
Deficit at end of period	$	**(727,790)**	(1,327,990)
Earnings per share for the period	$	**0.01**	0.00
Fully diluted earnings per share for the period	$	**0.01**	0.00
Weighted average number of common shares outstanding :			
Basic		**15,211,083**	15,535,063
Fully diluted		**15,671,083**	15,868,416

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended September 30	
		2002	2001
Operating activities			
Net income	$	**78,007**	4,090
Amortization		**19,651**	21,426
Future income taxes		**11,600**	0
		109,258	25,516
Changes in operating assets and liabilities :			
Decrease (increase) in accounts receivable		**(168,422)**	36,569
Decrease (increase) in prepaid expenses		**11,998**	(26,831)
(Decrease) increase in accounts payable and accrued liabilities		**(93,806)**	18,566
		(140,972)	53,820
Financing activities			
Common shares purchased		**8,000**	(16,975)
		8,000	(16,975)
Investing activities			
Energy projects		**(123,885)**	(37,563)
Capital asset additions		**8,192**	(16,159)
Investments		**0**	(48,574)
		(115,693)	(102,296)
Increase (decrease) in cash and cash equivalents	$	**(248,665)**	(65,451)
Cash and cash equivalents at beginning of period		**556,490**	548,876
Cash and cash equivalents at end of period	$	**307,825**	483,425
Supplemental disclosure of cash flow information :			
Cash payment for taxes	$	**(15,000)**	(9,000)
Cash receipts for taxes	$	**0**	11,346

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and follow the same accounting policies and methods of their application as the annual financial statements for the most recent Annual Report.

These consolidated financial statements do not include all disclosures required for annual financial statements, and therefore these statements should be read in conjunction with the consolidated financial statements as set out in the the most recent Annual Report.

2. BUSINESS SEGMENTS

Three months ended September 30th

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

2002		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	96,613	705,710	310,218	171,152	
Inter-segment revenue (net)			2,000	65,239	167,695	
Revenue from customers	$	96,613	703,710	244,979	3,457	1,048,759
Segment operating profit		13,118	108,591	39,355	-	161,064
Corporate general expenses						56,457
Corporate income taxes						26,600
Net income for the period	$					78,007
Identifiable assets	$	2,601,117	859,773	584,338	360,312	4,405,540
Capital expenditures	$	126,885	2,893	915	(15,000)	115,693
Amortization	$	2,333	10,255	2,971	4,092	19,651

2001		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	100,590	618,605	206,624	112,821	
Inter-segment revenue (net)				72,950	109,079	
Revenue from customers	$	100,590	618,605	133,674	3,742	856,611
Segment operating profit		10,821	38,824	25,490	-	75,135
Corporate general expenses						73,391
Corporate income taxes						(2,346)
Net income for the period	$					4,090
Identifiable assets	$	2,353,406	935,283	303,193	410,423	4,002,305
Capital expenditures	$	37,563	16,159	-	-	53,722
Amortization	$	2,005	11,396	2,956	5,069	21,426

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		2002	2001
Canada	$	369,067	263,051
United States		583,357	432,329
United Kingdom		81,191	108,289
Other Countries		15,144	52,942
Total	$	**1,048,759**	856,611

All of the company's long-lived assets are located in Canada.

3. STOCK OPTIONS

The Company has adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. On July 26, 2002, the Company has issued 280,000 stock options to the Directors and two Officers of the Company at an exercise price of $0.23 per common share with an expiry date of January 31, 2005. Had compensation cost for these Company's stock options been determined under the new accounting standard, the fair value of each grant is estimated to be $0.09 per share. The pro forma net income for the Company would be $75,629 and pro forma basic and fully diluted earnings per share will remain the same. The fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 57%, risk-free interest rate of 3.45%, and expected live of 2 years and seven months.

4. SUBSEQUENT EVENTS

Sale of Software Division

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. A significant portion of the proceeds from the sale of the shares of the software division will be required for the ongoing energy projects. The revenue, operating profit, identifiable assets, capital expenditures and amortization of the software division for the three months ended September 30, 2002 and 2001 are disclosed in Note 2.

Purchase of Wolverine Power Corporation

On Nov. 5, 2002, Synex Energy Resources Ltd., executed a Stock Purchase Agreement with the New World Power Corporation under which Synex Energy will purchase all the shares of Wolverine Power Corporation, a wholly owned subdiary of New World. The stock purchase agreement is scheduled to close on or before Dec. 31, 2002, and is subject to the approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. Under the terms of the agreement, Synex Energy will release New World from its obligations in respect of the convertible loan of US$1 million plus unpaid interest and related charges in the amount of about US$250,000 and will make a cash payment for the purchase of the stock and payment of certain Wolverine liabilities. In addition, Synex Energy has agreed to finance about US$350,000 of construction work required by the Federal Energy Regulatory Commission to be completed by Dec. 31, 2002. In the event that the transaction does not close, the funds advanced by Synex Energy for the construction work would rank equally with the first mortgage.

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com

82-8362

Synex International Inc.

First Quarter Report

For three months ended September 30, 2002

2003

REPORT FROM THE PRESIDENT

Revenue for the first quarter of fiscal 2003 was $1,048,759 as compared to $856,611 for the corresponding period in the previous year while net income after tax increased to $78,007 from $4,090. The earnings per share in the first quarter was $0.01 as compared to $0.00 for the previous year.

Synex Energy Resources Ltd.

Revenue for the first quarter decreased to $96,613 from $100,590 for the previous year with a segment operating profit of $13,118 as compared to a profit of $10,821 in the corresponding period in the previous year.

Synex Energy has a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. During the quarter, the energy division commenced foreclosure proceedings on the properties of Wolverine and also provided proposals to purchase all of the shares of Wolverine. Subsequent to the end of the quarter, Synex Energy and New World executed a Stock Purchase Agreement which is scheduled to close on or before December 31, 2002. The Agreement is subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine.

During the first quarter, work continued on three projects to be located on Vancouver Island British Columbia; the Kyuquot powerline connection, a 4 MW hydroelectric project on Mears Creek and a 3 MW hydroelectric project on McKelvie Creek. The powerline for the Kyuquot utility is progressing slowly as the First Nation is attempting to secure grants in order to lower the expected cost of electricity. The turbine/generator was ordered in September 2002 for the Mears Project for delivery by September 30, 2003 and project completion is scheduled for January 15, 2004. Synex Energy is assessing the overall financial viability of the McKelvie Project with a scheduled completion date of September 15, 2004.

During July 2002, Synex Energy received an additional 482,949 shares of Coast Mountain Power Corporation, a public company trading on the TSE Venture Exchange (symbol MW), in respect of its founding shareholder agreement and as at September 2002 held 950,898 shares. Coast Mountain is progressing on the proposed development of a 100 MW hydroelectric plant in Northern British Columbia.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments, mainly in respect of hydroelectric opportunities in British Columbia for the energy division and others. Revenue from external customers was $244,979 as compared to $133,674 in the previous year and segment operating profit increased to $39,355 from $25,490.

Synex Systems Corporation.

Revenue for the first quarter of fiscal 2003 was $703,710 an increase of 14% from the previous year. The segment operating profit increased to $108,591 from $38,824 in the corresponding period in the previous year. During the first quarter, an agreement was reached covering the purchase of the shares of Synex Systems by Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts receivable. The amounts of this transaction will be reflected in the next quarterly financial statements for Synex International Inc.

OUTLOOK

The Company is proceeding with the development of a number of energy prospects, primarily involving hydroelectric plants, and the proceeds from the sale of the software division are expected to fund a significant portion of the equity for the planned projects as well as providing general working capital.

Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		September 30 2002	September 30 2001
Assets			
Current			
Cash and cash equivalents	$	**307,825**	483,425
Accounts receivable		**1,461,805**	1,279,178
Prepaid expenses		**43,190**	80,697
		1,812,820	1,843,300
Loan receivable		**1,520,620**	1,484,653
Capital assets		**213,074**	222,167
Future income taxes		**186,086**	110,422
Other assets		**672,940**	341,763
	$	**4,405,540**	4,002,305

Liabilities			
Current			
Accounts payable and accrued liabilities	$	**418,190**	532,460
		418,190	532,460
Shareholders' equity			
Capital stock		**4,715,140**	4,797,835
Deficit		**(727,790)**	(1,327,990)
		3,987,350	3,469,845
	$	**4,405,540**	4,002,305

Approved by the Directors

Alan W. Stephens
Director

Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Deficit

(unaudited)

		Three months ended September 30	
		2002	2001
Revenue	$	**1,048,759**	856,611
Expenses			
Amortization		**19,651**	21,426
Selling, general and administrative		**924,501**	833,441
		944,152	854,867
Income before provision for income taxes		**104,607**	1,744
Provision for income taxes		**26,600**	(2,346)
Net income for the period		**78,007**	4,090
Deficit at beginning of period		**(805,797)**	(1,332,080)
Deficit at end of period	$	**(727,790)**	(1,327,990)
Earnings per share for the period	$	**0.01**	0.00
Fully diluted earnings per share for the period	$	**0.01**	0.00
Weighted average number of common shares outstanding :			
Basic		**15,211,083**	15,535,063
Fully diluted		**15,671,083**	15,868,416

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended September 30 2002	2001
Operating activities			
Net income	$	**78,007**	4,090
Amortization		**19,651**	21,426
Future income taxes		**11,600**	0
		109,258	25,516
Changes in operating assets and liabilities :			
Decrease (increase) in accounts receivable		**(168,422)**	36,569
Decrease (increase) in prepaid expenses		**11,998**	(26,831)
(Decrease) increase in accounts payable and accrued liabilities		**(93,806)**	18,566
		(140,972)	53,820
Financing activities			
Common shares purchased		**8,000**	(16,975)
		8,000	(16,975)
Investing activities			
Energy projects		**(123,885)**	(37,563)
Capital asset additions		**8,192**	(16,159)
Investments		**0**	(48,574)
		(115,693)	(102,296)
Increase (decrease) in cash and cash equivalents	$	**(248,665)**	(65,451)
Cash and cash equivalents at beginning of period		**556,490**	548,876
Cash and cash equivalents at end of period	$	**307,825**	483,425
Supplemental disclosure of cash flow information :			
Cash payment for taxes	$	**(15,000)**	(9,000)
Cash receipts for taxes	$	**0**	11,346

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and follow the same accounting policies and methods of their application as the annual financial statements for the most recent Annual Report.

These consolidated financial statements do not include all disclosures required for annual financial statements, and therefore these statements should be read in conjunction with the consolidated financial statements as set out in the the most recent Annual Report.

Synex International Inc

2. BUSINESS SEGMENTS

Three months ended September 30th

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

2002		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	96,613	705,710	310,218	171,152	
Inter-segment revenue (net)			2,000	65,239	167,695	
Revenue from customers	$	96,613	703,710	244,979	3,457	1,048,759
Segment operating profit		13,118	108,591	39,355	-	161,064
Corporate general expenses						56,457
Corporate income taxes						26,600
Net income for the period	$					78,007
Identifiable assets	$	2,601,117	859,773	584,338	360,312	4,405,540
Capital expenditures	$	126,885	2,893	915	(15,000)	115,693
Amortization	$	2,333	10,255	2,971	4,092	19,651

2001		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	100,590	618,605	206,624	112,821	
Inter-segment revenue (net)				72,950	109,079	
Revenue from customers	$	100,590	618,605	133,674	3,742	856,611
Segment operating profit		10,821	38,824	25,490	-	75,135
Corporate general expenses						73,391
Corporate income taxes						(2,346)
Net income for the period	$					4,090
Identifiable assets	$	2,353,406	935,283	303,193	410,423	4,002,305
Capital expenditures	$	37,563	16,159	-	-	53,722
Amortization	$	2,005	11,396	2,956	5,069	21,426

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		2002	2001
Canada	$	369,067	263,051
United States		583,357	432,329
United Kingdom		81,191	108,289
Other Countries		15,144	52,942
Total	$	**1,048,759**	856,611

All of the company's long-lived assets are located in Canada.

3. STOCK OPTIONS

The Company has adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. On July 26, 2002, the Company has issued 280,000 stock options to the Directors and two Officers of the Company at an exercise price of $0.23 per common share with an expiry date of January 31, 2005. Had compensation cost for these Company's stock options been determined under the new accounting standard, the fair value of each grant is estimated to be $0.09 per share. The pro forma net income for the Company would be $75,629 and pro forma basic and fully diluted earnings per share will remain the same. The fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 57%, risk-free interest rate of 3.45%, and expected live of 2 years and seven months.

4. SUBSEQUENT EVENTS

Sale of Software Division

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. A significant portion of the proceeds from the sale of the shares of the software division will be required for the ongoing energy projects. The revenue, operating profit, identifiable assets, capital expenditures and amortization of the software division for the three months ended September 30, 2002 and 2001 are disclosed in Note 2.

Purchase of Wolverine Power Corporation

On Nov. 5, 2002, Synex Energy Resources Ltd., executed a Stock Purchase Agreement with the New World Power Corporation under which Synex Energy will purchase all the shares of Wolverine Power Corporation, a wholly owned subdiary of New World. The stock purchase agreement is scheduled to close on or before Dec. 31, 2002, and is subject to the approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. Under the terms of the agreement, Synex Energy will release New World from its obligations in respect of the convertible loan of US$1 million plus unpaid interest and related charges in the amount of about US$250,000 and will make a cash payment for the purchase of the stock and payment of certain Wolverine liabilities. In addition, Synex Energy has agreed to finance about US$350,000 of construction work required by the Federal Energy Regulatory Commission to be completed by Dec. 31, 2002. In the event that the transaction does not close, the funds advanced by Synex Energy for the construction work would rank equally with the first mortgage.

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com

82-8362

Synex International Inc.

First Quarter Report

For three months ended September 30, 2002

2003

REPORT FROM THE PRESIDENT

Revenue for the first quarter of fiscal 2003 was $1,048,759 as compared to $856,611 for the corresponding period in the previous year while net income after tax increased to $78,007 from $4,090. The earnings per share in the first quarter was $0.01 as compared to $0.00 for the previous year.

Synex Energy Resources Ltd.

Revenue for the first quarter decreased to $96,613 from $100,590 for the previous year with a segment operating profit of $13,118 as compared to a profit of $10,821 in the corresponding period in the previous year.

Synex Energy has a US$1 million Convertible Loan with New World Power Corporation, which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. During the quarter, the energy division commenced foreclosure proceedings on the properties of Wolverine and also provided proposals to purchase all of the shares of Wolverine. Subsequent to the end of the quarter, Synex Energy and New World executed a Stock Purchase Agreement which is scheduled to close on or before December 31, 2002. The Agreement is subject to approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine.

During the first quarter, work continued on three projects to be located on Vancouver Island British Columbia; the Kyuquot powerline connection, a 4 MW hydroelectric project on Mears Creek and a 3 MW hydroelectric project on McKelvie Creek. The powerline for the Kyuquot utility is progressing slowly as the First Nation is attempting to secure grants in order to lower the expected cost of electricity. The turbine/generator was ordered in September 2002 for the Mears Project for delivery by September 30, 2003 and project completion is scheduled for January 15, 2004. Synex Energy is assessing the overall financial viability of the McKelvie Project with a scheduled completion date of September 15, 2004.

During July 2002, Synex Energy received an additional 482,949 shares of Coast Mountain Power Corporation, a public company trading on the TSE Venture Exchange (symbol MW), in respect of its founding shareholder agreement and as at September 2002 held 950,898 shares. Coast Mountain is progressing on the proposed development of a 100 MW hydroelectric plant in Northern British Columbia.

Sigma Engineering Ltd.

The engineering division was active on a number of assignments, mainly in respect of hydroelectric opportunities in British Columbia for the energy division and others. Revenue from external customers was $244,979 as compared to $133,674 in the previous year and segment operating profit increased to $39,355 from $25,490.

Synex Systems Corporation.

Revenue for the first quarter of fiscal 2003 was $703,710 an increase of 14% from the previous year. The segment operating profit increased to $108,591 from $38,824 in the corresponding period in the previous year. During the first quarter, an agreement was reached covering the purchase of the shares of Synex Systems by Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts receivable. The amounts of this transaction will be reflected in the next quarterly financial statements for Synex International Inc.

OUTLOOK

The Company is proceeding with the development of a number of energy prospects, primarily involving hydroelectric plants, and the proceeds from the sale of the software division are expected to fund a significant portion of the equity for the planned projects as well as providing general working capital.

Greg J Sunell, President

Synex International Inc

Consolidated Balance Sheets

(unaudited)

		September 30 2002	September 30 2001
Assets			
Current			
Cash and cash equivalents	$	**307,825**	483,425
Accounts receivable		**1,461,805**	1,279,178
Prepaid expenses		**43,190**	80,697
		1,812,820	1,843,300
Loan receivable		**1,520,620**	1,484,653
Capital assets		**213,074**	222,167
Future income taxes		**186,086**	110,422
Other assets		**672,940**	341,763
	$	**4,405,540**	4,002,305

Liabilities			
Current			
Accounts payable and accrued liabilities	$	**418,190**	532,460
		418,190	532,460
Shareholders' equity			
Capital stock		**4,715,140**	4,797,835
Deficit		**(727,790)**	(1,327,990)
		3,987,350	3,469,845
	$	**4,405,540**	4,002,305

Approved by the Directors

Alan W. Stephens
Director

Greg J. Sunell
Director

Synex International Inc

Consolidated Statements of Income and Deficit

(unaudited)

		Three months ended September 30	
		2002	2001
Revenue	$	**1,048,759**	856,611
Expenses			
Amortization		**19,651**	21,426
Selling, general and administrative		**924,501**	833,441
		944,152	854,867
Income before provision for income taxes		**104,607**	1,744
Provision for income taxes		**26,600**	(2,346)
Net income for the period		**78,007**	4,090
Deficit at beginning of period		**(805,797)**	(1,332,080)
Deficit at end of period	$	**(727,790)**	(1,327,990)
Earnings per share for the period	$	**0.01**	0.00
Fully diluted earnings per share for the period	$	**0.01**	0.00
Weighted average number of common shares outstanding :			
Basic		**15,211,083**	15,535,063
Fully diluted		**15,671,083**	15,868,416

Synex International Inc

Consolidated Statements of Cash Flows

(unaudited)

		Three months ended September 30 2002	2001
Operating activities			
Net income	$	**78,007**	4,090
Amortization		**19,651**	21,426
Future income taxes		**11,600**	0
		109,258	25,516
Changes in operating assets and liabilities :			
Decrease (increase) in accounts receivable		**(168,422)**	36,569
Decrease (increase) in prepaid expenses		**11,998**	(26,831)
(Decrease) increase in accounts payable and accrued liabilities		**(93,806)**	18,566
		(140,972)	53,820
Financing activities			
Common shares purchased		**8,000**	(16,975)
		8,000	(16,975)
Investing activities			
Energy projects		**(123,885)**	(37,563)
Capital asset additions		**8,192**	(16,159)
Investments		**0**	(48,574)
		(115,693)	(102,296)
Increase (decrease) in cash and cash equivalents	$	**(248,665)**	(65,451)
Cash and cash equivalents at beginning of period		**556,490**	548,876
Cash and cash equivalents at end of period	$	**307,825**	483,425
Supplemental disclosure of cash flow information :			
Cash payment for taxes	$	**(15,000)**	(9,000)
Cash receipts for taxes	$	**0**	11,346

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS :

1. BASIS OF PRESENTATION

These consolidated financial statements conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and follow the same accounting policies and methods of their application as the annual financial statements for the most recent Annual Report.

These consolidated financial statements do not include all disclosures required for annual financial statements, and therefore these statements should be read in conjunction with the consolidated financial statements as set out in the the most recent Annual Report.

2. BUSINESS SEGMENTS

Three months ended September 30th

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

2002		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	96,613	705,710	310,218	171,152	
Inter-segment revenue (net)			2,000	65,239	167,695	
Revenue from customers	$	96,613	703,710	244,979	3,457	1,048,759
Segment operating profit		13,118	108,591	39,355	-	161,064
Corporate general expenses						56,457
Corporate income taxes						26,600
Net income for the period	$					78,007
Identifiable assets	$	2,601,117	859,773	584,338	360,312	4,405,540
Capital expenditures	$	126,885	2,893	915	(15,000)	115,693
Amortization	$	2,333	10,255	2,971	4,092	19,651

2001		**Energy**	**Software**	**Engineering**	**Corporate**	**Consolidated**
Total revenue	$	100,590	618,605	206,624	112,821	
Inter-segment revenue (net)				72,950	109,079	
Revenue from customers	$	100,590	618,605	133,674	3,742	856,611
Segment operating profit		10,821	38,824	25,490	-	75,135
Corporate general expenses						73,391
Corporate income taxes						(2,346)
Net income for the period	$					4,090
Identifiable assets	$	2,353,406	935,283	303,193	410,423	4,002,305
Capital expenditures	$	37,563	16,159	-	-	53,722
Amortization	$	2,005	11,396	2,956	5,069	21,426

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers :

Countries		**2002**	2001
Canada	$	369,067	263,051
United States		583,357	432,329
United Kingdom		81,191	108,289
Other Countries		15,144	52,942
Total	$	**1,048,759**	856,611

All of the company's long-lived assets are located in Canada.

3. STOCK OPTIONS

The Company has adopted the recommendations of the new CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. On July 26, 2002, the Company has issued 280,000 stock options to the Directors and two Officers of the Company at an exercise price of $0.23 per common share with an expiry date of January 31, 2005. Had compensation cost for these Company's stock options been determined under the new accounting standard, the fair value of each grant is estimated to be $0.09 per share. The pro forma net income for the Company would be $75,629 and pro forma basic and fully diluted earnings per share will remain the same. The fair value of each grant is estimated on the date of grant using the multiple option Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%, expected volatility of 57%, risk-free interest rate of 3.45%, and expected live of 2 years and seven months.

4. SUBSEQUENT EVENTS

Sale of Software Division

The shares of the software division of the Company, Synex Systems Corporation, were sold to Lasata Software Pty Ltd of Perth, Australia, which assumed ownership on October 1, 2002. Under the terms of the share sale, the Company received cash in the amount of $2,500,000 plus an estimated amount of $475,000 for working capital, subject to a holdback of $275,000 pending collection of the outstanding accounts receivable. A significant portion of the proceeds from the sale of the shares of the software division will be required for the ongoing energy projects. The revenue, operating profit, identifiable assets, capital expenditures and amortization of the software division for the three months ended September 30, 2002 and 2001 are disclosed in Note 2.

Purchase of Wolverine Power Corporation

On Nov. 5, 2002, Synex Energy Resources Ltd., executed a Stock Purchase Agreement with the New World Power Corporation under which Synex Energy will purchase all the shares of Wolverine Power Corporation, a wholly owned subdiary of New World. The stock purchase agreement is scheduled to close on or before Dec. 31, 2002, and is subject to the approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. Under the terms of the agreement, Synex Energy will release New World from its obligations in respect of the convertible loan of US$1 million plus unpaid interest and related charges in the amount of about US$250,000 and will make a cash payment for the purchase of the stock and payment of certain Wolverine liabilities. In addition, Synex Energy has agreed to finance about US$350,000 of construction work required by the Federal Energy Regulatory Commission to be completed by Dec. 31, 2002. In the event that the transaction does not close, the funds advanced by Synex Energy for the construction work would rank equally with the first mortgage.

Synex International Inc.

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8

Registrar and Transfer Agent
Computershare Trust Company of Canada
510 Burrard Street
Vancouver, B.C. V6C 3B9

Bankers
Royal Bank of Canada
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
www.synex.com
Email: gsunell@synex.com